FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2009

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Compañia de Minas Buenaventura Announces
Third Quarter 2009 Results

Lima, Peru, October 29, 2009 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest, publicly-traded precious metals mining company, announced today its results for the third quarter 2009. All figures have been prepared according to Peruvian GAAP and are stated in U.S. dollars (US$).

Comments from the Chief Executive Officer:

Mr. Roque Benavides, Buenaventura’s Chief Executive Officer stated:

“This quarter net income was US$148.5 million, 48% higher than the figure reported in 3Q08.

EBITDA from Buenaventura’s Direct Operations was US$101.9 million, an increase of 12% when compared to the figure reported in 3Q08 (US$91.3 million), while EBITDA including Yanacocha and Cerro Verde increased 37%, from US$229.3 million in 3Q08 to US$313.5 million in 3Q09.

Higher gold sales revenues, in addition to the 67% increase in contributions from Yanacocha and Cerro Verde, positively impacted Buenaventura’s results”.

During 3Q09, net sales were US$214.6 million, a 10% increase when compared to the US$195.3 million reported in 3Q08. This was explained by the higher realized price of gold despite a decrease in the volume of lead, silver and zinc sold.

Royalty income during 3Q09 totaled US$16.2 million, a 33% increase when compared to the US$12.2 million reported in 3Q08 due to higher sales at Yanacocha.

Net sales for the nine month period 2009 were US$575.9 million, a 6% decrease compared to the same period of 2008 (US$611.6 million), while royalty income was US$44.6 million, a 16% increase when compared to the US$38.6 million reported in the comparable period of 2008.

Buenaventura’s equity production1 during 3Q09 was 108,736 ounces of gold, 2% higher than the 106,161 ounces reported in 3Q08. Silver production during 3Q09 was 3,518,740 ounces, a 4% decrease when compared to the 3,682,022 ounces reported in 3Q08.

Equity production1 for the nine month period 2009 was 310,905 ounces of gold and 11,221,621 ounces of silver. This represented stable gold production (308,683 ounces in 2008), and a 3% decrease in silver production compared to 2008 (11,557,431 ounces).

Orcopampa’s (100%) total gold production was 82,569 ounces, 13% higher than 3Q08 production (73,342 ounces). Production from the Chipmo mine in 3Q09 was 73,849 ounces, 5% higher than the 70,197 ounces reported in 3Q08, which was complemented by the old tailings treatment that produced 8,720 gold ounces. Accumulated total gold production for the nine-month period 2009 was 227,479 ounces, an 11% increase when compared to 2008 (205,557 ounces). (Appendix 2)

Cash operating cost in 3Q09 was US$299/oz, 18% higher when compared to 3Q08 (US$254/oz). This was explained by:

1 Production includes 100% of operating units, 100% of CEDIMIN and 45.97% of El Brocal.

1.	A 30% increase in contractor costs due to a 51% increase in diamond drilling, and an 8% rise in tonnage exploited.
2.	An increase in labor costs due to the salary adjustments negotiated with unions in July, 2009.

At Poracota, gold production in 3Q09 was 13,366 ounces, an increase of 18% when compared to 3Q08 (11,297 ounces), while the cash operating cost increased 49%, from US$621/oz in 3Q08 to US$928/oz in 3Q09 due a 46% increase in tonnage treated, which offset a 16% decline in ore grade. Accumulated gold production for the nine-month period 2009 was 38,043 ounces, 17% higher than the figure reported in 3Q08 (32,389 ounces).

Total royalties paid to the government at both Orcopampa and Poracota in 3Q09 was US$3.0 million.

At Uchucchacua (100%), total silver production during 3Q09 was 5% lower than 3Q08 (2,457,477 ounces and 2,583,873 ounces, respectively) due to a 19% decline in ore treated and 12% lower silver grade. Zinc production decreased 40% (from 1,947 MT in 3Q08 to 3,236 MT in 3Q09), while lead production decreased 39% (1,921 MT in 3Q09 vs. 3,144 MT in 3Q08). Accumulated production for the nine-month period 2009 was 8,058,432 ounces of silver, 4% lower than in 2008 (8,382,673 ounces); 6,658 MT of zinc, a decrease of 21% when compared to 2008 (8,439 MT) and 7,104 MT of lead, 15% lower than the figure reported in 2008 (8,327 MT).

Cash operating cost in 3Q09 was US$10.62/oz, a 32% increase compared to the $8.06/oz in 3Q08. This was best explained by:

1.	The lower by-product contribution due to a decrease in zinc and lead production.
2.	A 36% rise in contractor expenses explained by a 9% increase in tonnage exploited and a 23% increase in diamond drilling.
3.	The aforementioned factors were partially offset by a 20% decrease in supply costs due to a reduction in reagent consumption for the cyanidation plant.

Total royalties paid to the government at Uchucchacua in 3Q09 was US$1.0 million.

At Antapite (100%), total production in 3Q09 was 8,297 ounces of gold, a decrease of 11% compared to 3Q08 (9,351 ounces), mainly due to a 34% decrease in ore milled despite a 32% increase in grade (Appendix 2). Accumulated gold production was 23,430 ounces, a 31% decrease when compared to 2008 (33,759 oz).

Gold cash operating cost in 3Q09 was US$766/oz, in-line with the figure reported in 3Q08 (US$755/oz).

Total royalties paid to the government at Antapite in 3Q09 US$0.1 million.

At Colquijirca (El Brocal 45.97%), total zinc production was 16,795 MT in 3Q09, an 8% decrease when compared to the 18,169 MT reported in 3Q08 due to an 8% decrease in ore grade (Appendix 2). Total silver production during 3Q09 was 946,637 ounces, a 25% decrease when compared to the 1,263,051 ounces reported in 3Q08 as a result of an 18% decline in silver grades and an 8% decrease in the recovery rate. Total lead production for 3Q09 was 5,225 MT, a 24% decrease when compared to 6,911 MT in 3Q08.

For the nine-month period 2009, total zinc production was 50,818 MT, a 19% decrease when compared to the 63,018 MT reported in 3Q08. In the case of silver, total production decreased 24%, from 3,651,447 ounces in 2008 to 2,770,176 ounces in 2009. Lead production for the nine-month period 2009 was 14,520 MT, 24% lower than the same period in 2008 (19,023 MT).

Zinc cash cost in Colquijirca increased from US$30/MT in 3Q08 to US$594/MT in 3Q09. This was due to lower lead and silver by-product contribution as a consequence of lower prices, in addition to lower zinc grade in the tonnage milled, as previously mentioned.

At Marcapunta, copper production for 3Q09 was 2,312 MT, 10% higher than 3Q08 (2,109 MT). Accumulated copper production in 2009 was 6,343 MT, a 17% increase when compared to 5,406 MT in the same period 2008.

Total royalties paid to the government at Colquijirca in 3Q09 US$0.9 million.

General and administrative expenses for 3Q09 were US$34.2 million, higher than the figure reported in 3Q08 (US$3.4 million) due to a US$20.8 million long-term compensation provision, while in 3Q08, Buenaventura reported a US$6.5 million decline in this provision. General and administrative expenses for the nine-month period 2009 totaled US$69.9 million, a 72% increase when compared to the US$40.6 million reported in the same period of 2008.

Exploration costs at non-operational mining sites, which include care and maintenance, during 3Q09 were US$7.1 million, a 50% decrease compared to the US$14.0 million reported in 3Q08. The main efforts were focused at the La Zanja (US$1.3 million), Mallay (US$1.5 million), Marcapunta (US$0.9 million), Trapiche (US$0.5 million) and Tantahuatay (US$0.4 million) projects. Exploration costs at non-operating mining sites during the nine-month period 2009 were US$24.3 million, a 41% decrease when compared to the same period in 2008 (US$41.2 million).

Operating income in 3Q09 was US$62.8 million, a 12% decrease compared to the US$71.4 million reported in 3Q08. This result was mainly explained by the increase in operating expenses previously mentioned, which offset the increase in sales.

Accumulated operating income for the period was US$193.3 million, a 28% decrease when compared to the US$266.8 million reported in 2008.

During 3Q09, Buenaventura’s income from non-consolidated affiliates was US$125.5 million, 67% higher than the US$75.3 million reported in 3Q08. Yanacocha’s contribution to these results increased 102%, from US$43.7 million in 3Q08 to US$88.2 million 3Q09, while contributions from Cerro Verde increased 18% (US$37.3 million in 3Q09 vs. US$31.5 million in 3Q08). Accumulated income from non-consolidated affiliates for the nine-month period 2009 was US$303.8 million, a decrease of 5% compared to the US$319.5 million reported in 2008.

YANACOCHA
At Yanacocha (43.65%), 3Q09 gold production was 543,854 ounces of gold, an increase of 21% compared to 3Q08 (448,721 ounces). Gold production for the nine-month 2009 period was 1,559,465 ounces, an increase of 12% compared to the 1,391,010 ounces reported in the same period of 2008.

Cost applicable to sales (CAS) at Yanacocha in 3Q09 was US$308/oz, 18% lower than the figure reported in 3Q08 (US$375/oz).

Net income at Yanacocha during 3Q09 was US$202.8 million, a 102% increase when compared to the 3Q08 figure (US$100.6 million). Accumulated net income for 2009 was US$498.5 million, 29% higher than in 2008 (US$386.4 million).

During 3Q09, EBITDA totaled US$336.3 million, an increase of 71% compared to 3Q08 (US$196.4 million). This increase was due to a 14% increase in net sales (US$469.5 million in 3Q09 vs. US$411.3 million in 3Q08) due to a 26% increase in ounces of gold sold and the 12% rise in realized gold prices. EBITDA for the nine-month period 2009 was US$858.5 million, an increase of 24% when compared to the US$689.9 million reported in 2008.

CAPEX for 3Q09 was US$31.8 million.

CERRO VERDE
At Cerro Verde (19.26%), 3Q09 copper production was 72,973 MT, a 7% decrease when compared to 3Q08 (78,728 MT).  Copper production for the nine-month period 2009 totaled 225,498 MT, 4% lower than the figured reported in the same period of 2008 (235,120 MT).

During 3Q09, Cerro Verde reported net income of US$198.1 million, a 20% increase compared to the US$165.5 million reported in 3Q08, best explained by the 14% rise in sales revenue, which increased from US$411.3 million in 3Q08 to US$469.5 million in 3Q09.

As of September 30 2009, accumulated net income was US$463.9 million, a 43% decrease compared to the same period of 2008 (US$818.8 million), while sales totaled US$1,198.1 million, a decrease of 34% compared to 2008 (US$1,809.8 million).

CAPEX in 3Q09 totaled US$12.1 million.

This quarter, Buenaventura’s net income was US$148.5 million, representing US$0.59 per share, a 48% increase compared to US$100.6 million in 3Q08 (US$0.40 per share). This was mainly explained by the 67% increase in contribution from Yanacocha and Cerro Verde.

Net income for the nine-month period 2009 was US$383.2 million (US$1.51 per share) compared to the US$159.3 million (US$0.63 per share) reported in the same period of 2008.

UCHUCCHACUA
The deepening of the Carmen and Socorro mines has progressed as scheduled; completion is expected in 2Q10 to reach level 3920. The installation of a pumping station at level 3980 will be completed in 1Q10.

At the Carmen mine, the deepening of the Master Shaft has already reached level 3920. Likewise, Ramp 760 is currently at level 3961 and will continue deepening to reach level 3920 in 2Q10.

The deepening of the Luz Shaft at the Socorro mine reached level 4058 and will continue until level 3990. Completion is expected in 1Q10. The construction of ramp 626 recently reached level 3920.

The project also includes the purchasing of 1 mineral and waste hoist and 1 personnel hoist to be installed in 3Q10.

The total budget of these projects is US$11.1 million. As of September 30, 2009, total investment was US$1.8 million.

ORCOPAMPA
As of September 2009, the deepening of the Nazareno Shaft and Ramp 16 are at level 3217 and 3220, respectively. In both cases, they will continue deepening to reach level 3170 in 2Q10. The installation of a pumping station, at level 3220, will be completed in 1Q10.

The deepening of the Prometida Shaft reached level 3298 in September 2009, and will continue deepening to reach level 3290 by the end of 2009.

The project also includes the purchasing of 1 hoist for mineral, waste and personnel to be installed in 3Q010.

The total budget of these projects is US$12.8 million. As of September 30, 2009, total investment was US$5.9 million.

LA ZANJA
La Zanja started the construction of the leaching pads and the Bramadero Dam on July 1, 2009. It is expected to initiate operations in July 2010. Total investment for the project will be US$55.5 million, of which US$30.0 million will be spent in 2009.

Year-to-date, project expenditures have totaled US$10.7 million.

At the Board of Director’s meeting, held October 29, 2009, the Board passed the following resolution:

Declaration of a cash dividend of US$0.14 per share or ADS, to be paid in U.S. dollars on November 27, 2009 to shareholders of record as of November 17, 2009. The ex-dividend date is November 13, 2009.

***
Buenaventura has a total of 254,442,328 shares outstanding.

For a full version of this press release, please visit the Company’s webpage at www.buenaventura.com.pe.

Contacts in Lima:
Roque Benavides / Carlos Galvez
Compañia de Minas Buenaventura S.A.A.
Tel: (511) 419-2538 / 419-2540

Investor Relations: Daniel Dominguez
Tel: (511) 419-2536
Email: ddominguez@buenaventura.com.pe

Contacts in New York:
Maria Barona / Peter Majeski
i-advize Corporate Communications, Inc.
Tel: (212) 406-3690
Email: buenaventura@i-advize.com

***
Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa, Poracota, Uchucchacua, Antapite, Julcani, Recuperada and Caraveli). Has controlling interest in two mining companies (CEDIMIN and El Brocal) as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation), an important precious metal producer, and 19.26% in Sociedad Minera Cerro Verde, an important Peruvian copper producer.

To request a printed version of the Company’s 2008 Form 20-F, please contact the persons indicated above.

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments.  These forward-looking statements reflect the Company’s view with respect to the Company and Yanacocha’s future financial performance.  Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: October 29, 2009